Exhibit 99.2

Lausanne, 11 October 2016

Instructions on how to become a holder of record

These instructions do not apply to existing holders of record as of 28 September 2016

You already qualify as a holder of record as of 28 September 2016 with respect to all your shareholding in AC Immune SA if:

(i)	you were shareholder of AC Immune SA prior to our initial public offering; and

(ii)	you did not purchase any additional shares in AC Immune SA during our initial public offering.

As an individual holder of record, you may attend and vote at our annual general meeting in person or by proxy.

As a corporate holder of record (corporations or other entities), you may have your duly authorized representatives attend and vote at our annual general meeting in person or by proxy.

For additional information, please review the "Invitation to the ordinary shareholders' meeting" and the "Annual General Meeting Proxy Card".

Instructions for shareholders who want to become holders of record

If you purchased shares in AC Immune SA during our initial public offering, your shares are currently registered in the name of a bank or brokerage firm (acting as your record holder). You will receive instructions from your record holder in order for your record holder to vote your shares per your instructions.

We encourage you to contact your record holder to commence the process to become a registered holder as at the record date of 28 September 2016. Alternatively, you may directly contact AC Immune SA to request a guest card to attend our annual general meeting. You will need to provide us with evidence of ownership of your shares in AC Immune SA to be entitled to vote your shares at our annual general meeting.

Please send your written request along with evidence of ownership of your shares in AC Immune SA by regular mail or email at the following address:

AC Immune SA
Attn. Jean-Fabien Monin, Chief Administrative Officer
EPFL Innovation Park
Building B
CH-1015 Lausanne
Switzerland
E-mail: jean-fabien.monin@acimmune.com

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